

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

James A. Doris
Chief Executive Officer
Camber Energy, Inc.
15915 Katy Freeway, Suite 450
Houston, TX 77094

Re: Camber Energy, Inc.
Registration Statement on Form S-4
Filed April 21, 2023
File No. 333-271395

Dear James A. Doris:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed April 21, 2023

Risk Factors
Risks Relating to an Investment in Camber's Securities
If Camber is unable to maintain compliance with NYSE American continued listing standards..., page 57

1. Please disclose that you have received a deficiency letter from the NYSE American indicating that you are not in compliance with the NYSE American continued listing standards set forth in Sections 1003(a)(i), (ii) and (iii) of the NYSE American Company Guide, as disclosed in your Form 8-K filed April 18, 2023.

Opinion of Mercer Capital Management, Inc., page 145

2.   Please revise the Fundamental Indications of Value for Viking analysis to discuss in greater detail the analysis therein. For example, provide support for the EBITDA calculations and the ultimate conclusions reached in the discounted cash flow analysis. In addition, please identify the 11 micro and small cap companies deemed comparable to Viking, and describe the methodology for identifying such companies and the analysis performed in the guideline public company analysis. To the extent any companies that met the selection criteria were not included in the analysis, please explain why such companies were excluded.

3.   Please disclose the income projections for Camber Energy, Inc. for fiscal years 2023-2027, which are referenced at page B-3 as having been prepared by management and utilized by Mercer Capital in preparation of its fairness opinion.

General

4.   Please revise your beneficial ownership tables to include separate columns reflecting common stock ownership, preferred stock ownership, and total voting power. Refer to Item 403 of Regulation S-K and Rule 13d-3(d)(i)(D).

5.   We note you disclose that Camber stockholders must approve the issuance of such number of shares of common stock "exceeding" 19.99% of Camber's outstanding common stock issuable upon conversion of the Camber Series A Preferred Stock and Camber Series H Preferred Stock. Please revise your disclosure to clarify that you are asking stockholders to approve the potential issuance of 20% or more of your outstanding shares prior to such issuance rather than the number of shares of common stock exceeding 19.99% of your common stock. In that regard, we note that NYSE American Listing Rule 713(a) requires stockholder approval for certain issuances of 20% or more of a listed company's outstanding shares.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Marshall